SUB-ITEM 77E:  LEGAL PROCEEDINGS
Like many other mutual fund companies, in September 2003, Federated
Investors, Inc., the parent
company of the Federated funds' advisers and distributor (collectively, "Federated"), received detailed requests for information on shareholder trading activities in the Federated funds
("Funds") from the Securities and Exchange Commission, the
 New York
State Attorney General,
and the National Association of Securities Dealers. Since that time,
Federated has received
additional inquiries from regulatory authorities on these and related matters, and more such

inquiries may be received in the future.
As a result of these inquiries, Federated and the Funds have conducted an internal investigation of the matters raised, which revealed instances in which a few investors were granted exceptions to
Federated's internal procedures for limiting frequent transactions
 and
that one of these investors
made an additional investment in another Federated fund.
The investigation has also identified
inadequate procedures which permitted a limited number of investors
(including several
employees) to engage in undetected frequent trading activities and/or the placement and acceptance of orders to purchase shares of fluctuating net asset value funds after the funds'
closing times. Federated has issued a series of press releases describing these matters in greater
detail and emphasizing that it is committed to compensating the
Funds for any detrimental impact
these transactions may have had on them. In that regard, on
February 3, 2004, Federated and the
independent directors of the Funds announced the establishment by
 Federated of a restoration
fund that is intended to cover any such detrimental impact.
 The
 press releases and related
communications are available in the "About Us" section of Federated's website www.federatedinvestors.com, and any future press releases on this
subject will also be posted
there.
Shortly after Federated's first public announcement concerning the foregoing matters, and
notwithstanding Federated's commitment to taking remedial actions,
Federated and various
Funds were named as defendants in several class action lawsuits now pending in the United
States District Court for the District of Maryland seeking damages of unspecified amounts. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1,
1998. The suits are generally similar in alleging that Federated
1999. engaged in illegal and improper
trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. The board of the Funds has retained the law firm of Dickstein, Shapiro Morin
& Oshinsky
 LLP to represent the
Funds in these lawsuits.  Federated and the Funds, and their respective
counsel, are reviewing the
allegations and will respond appropriately.  Additional
 lawsuits based
upon similar allegations
have been filed, and others may be filed in the future.
Although we
 do not believe that these
lawsuits will have a material adverse effect on the Funds,
 there can
be no assurance that these
suits, the ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or
other adverse consequences for the Funds.

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